82-1852

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF ATLAS PACIFIC LIMITED

SCOPE

We have audited the financial report of Atlas Pacific Limited for the financial year ended 31 December 2001 as set out on pages 15 to 43. The financial report includes the consolidated financial statements of the consolidated entity comprising the Company and the entities it controlled at the year's end or from time to time during the financial year. The Company's Directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the disclosing entity.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion as to whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements and statutory requirements so as to present a view which is consistent with our understanding of the disclosing entity's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

AUDIT OPINION

In our opinion, the financial report of Atlas Pacific Limited is in accordance with:

(a) the Corporations Act 2001, including:
   (i) giving a true and fair view of the Company's and consolidated entity's financial position as at 31 December 2001 and of their performance for the year ended on that date; and
   (ii) complying with Accounting Standards and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements.

BDO
Chartered Accountants



GF. BRAYSHAW, FCA
Partner

28 March 2002
Perth, Western Australia

ATLAS PACIFIC LIMITED
SHAREHOLDING INFORMATION

The issued capital of the Company as at 25 March 2002 is 79,343,072 (2000: 54,751,017) ordinary shares. In addition to this there are also

- 8,062,500 options (2000: 8,062,500) exercisable at 30 cents on or before 14 October 2002,
- 525,000 options (2000: 800,000) exercisable at 30 cents on or before 31 December 2002,
- Nil (2000: 24,613,009) secured convertible notes which matured on 23 March 2002. Each convertible note can be converted into one fully paid ordinary share.

DISTRIBUTION OF SHAREHOLDINGS AS AT 25 MARCH 2002

	Share Holders	Convertible Note Holders Expiry Date 23/03/02 Face Value 15 cents	Option Holders Expiry Date 14/10/02 Exercise price 30 cents	Option Holders Expiry Date 31/12/02 Exercise price 30 cents
1-1,000	144	11	-	-
1,001 – 5,000	646	74	6	-
5,001 – 10,000	558	11	5	-
10,001 – 100,000	909	7	27	2
100,001 and over	88	1	14	2
Number of holders (all shares have equal voting rights)	2,345	104	52	4
Number holdings less than a marketable parcel (1,099 shares)	147	-	-	-
PERCENTAGE OF TOTAL SHARES ON ISSUE HELD BY TWENTY LARGEST HOLDERS	42.89%	61.54%	100%	100%

TOP 20 SHAREHOLDERS AS AT 8 MARCH 2002

	Number	Percentage
Dampier Investment Group	13,425,744	17.01
Pearlautore International Pty Ltd	3,902,149	4.95
ANZ Nominees	2,221,795	2.82
Capital Property Finance Pty Ltd	2,094,155	2.65
Arrow Pearl Co Pty Ltd	1,952,934	2.47
RP Poernomo	1,290,000	1.63
GM Cottle	1,200,000	1.52
Dorran Pty Ltd	1,000,000	1.27
Development Analysis Pty Ltd	782,389	0.99
Citicorp Nominees Pty Limited	731,330	0.93
Merrill Lynch (Australia) Nominees Pty Limited	725,724	0.92
Anelg Investments (NZ) Ltd	608,600	0.77
Noble Investments Pty Ltd	600,000	0.76
Tempest Pty Ltd	550,000	0.70
D.G. Williams	500,066	0.63
C. & B. Carr	500,000	0.63

TOP 20 SHAREHOLDERS AS AT 8 MARCH 2002 (Cont)

	Number	Percentage
Ord Superannuation Pty Ltd	473,000	0.60
B. Welch	428,000	0.54
J.M. Patrick	399,994	0.51
D.L. Eckersley	375,000	0.48
PERCENTAGE OF TOTAL SHARES ON ISSUE HELD BY TWENTY LARGEST SHAREHOLDERS	33,760,880	42.78

ATLAS PACIFIC LIMITED

A.C.N. 009 220 053

NOTICE OF MEETING

Notice is hereby given that the Annual General Meeting of members of Atlas Pacific Limited will be held at 6 Rous Head Road, North Fremantle, Western Australia on 22 May 2002 at 10.00 am.

GENERAL BUSINESS

To receive the Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2001 (no resolution required)

To consider and if thought fit to pass the following resolutions:

1. As Ordinary Resolutions to elect Directors

   (i) Professor A.M. Kerr retires in accordance with Section 201(C) of the Corporations Law and offers himself for re-appointment, he being a candidate for election who has attained the age of 72 years, he being 80 years of age.

   (ii) Admiral R.P. Poernomo retires in accordance with Section 201(C) of the Corporations Law and offers himself for re-appointment, he being a candidate for election who has attained the age of 72 years, he being 75 years of age.

   (iii) In accordance with regulation 3.6 of the Company's Constitution Mr. S.J. Arrow retires and, being eligible, offers himself for re-election.

2. As an Ordinary Resolution

   "In accordance with regulation 10.2 of the Company's Constitution, the aggregate amount of Directors' remuneration is not to exceed $250,000 in any one financial year."

To transact any other business, which may be brought forward in conformity with the Company's Constitution.

BY ORDER OF THE BOARD

S.C.B Adams
Company Secretary
28 March 2002
Perth, Western Australia

For the purpose of Section 1109N of the Corporations Law the directors have specified 10.00 am on Monday 20 May 2002 as the time and date on which the identity of those who are entitled to attend and vote at the meeting will be determined.

A member entitled to attend and vote at a meeting of the shareholders of the Company is entitled to appoint not more than two proxies to attend and vote instead of the member. If two proxies are appointed, and a member does not specify the proportion or number of the member's votes each proxy may exercise half the votes. A proxy need not be a member of the Company.

ATLAS PACIFIC LIMITED
A.C.N. 009 220 053
FORM OF PROXY

The Secretary
Atlas Pacific Limited
P.O. Box 291
NORTH FREMANTLE WA 6159

I/We ....

of ....

....

being a member/s of Atlas Pacific Limited, hereby appoint

....

or failing him/her, the Chairman of the meeting as my/our proxy to vote on my/our behalf at the Annual General Meeting of the Company to be held on 22 May 2002 and at any adjournment thereof, in the manner indicated below, or in the absence of indication as he or she thinks fit.

PROPOSED RESOLUTIONS

Ordinary Resolutions	1	(i)	For ...... Against ...... Abstain ......
		(ii)	For ..... Against ...... Abstain ......
		(iii)	For ..... Against ...... Abstain ......
	2		For ..... Against ...... Abstain ......

(Shareholders to indicate by a tick in the spaces above how a proxy holder is to vote in respect of the above resolution.)

Signed by the said Member this ....day of 2002

Shareholder's Signature ....

OR

Director ....

Director/Secretary ....

The Common Seal of the member was hereunto affixed in accordance with its Articles of Association

PROXIES

Forms of proxy must be deposited at the registered office of the Company in Perth not less than forty-eight (48) hours before the time appointed for the holding of the meeting. An electronically transmitted facsimile of any instrument appointing a proxy received by the Company and apparently signed by the appointor or his/her or its attorney shall be sufficient instrument of proxy. The facsimile number to which a proxy form may be sent is (618) 9336 7955.

Corporate Matters:

Several corporate moves have taken place since the last yearly report was presented to you.

We had raised capital in 1999, through the issue of convertible notes at an attractive interest rate and conversion rate, to finance expansion and further operations. The announcement of our maiden dividend in October precipitated the conversion into shares of 96% of the outstanding notes, thus increasing our shares on issue by 23.8 million and decreasing our interest and redemption costs by $3.757 million. At this point the company also has 8.588 million options on issue most of which are expected to be exercised by October of this year.

The share price, reflecting growing recognition of the Company's strength in operational and financial performance has risen considerably over the year from a low of 18 cents to a high of 42 cents. At the year's close it was 39 cents.

Company promotional activities were carried out throughout the year by several of your Directors culminating in December with a presentation in Sydney and several print and television interviews. The resulting exposure and good news about Atlas saw a significant increase in interest in the Company and a rise in share price.

Bill McCartney, of "Cahoots" in Sydney, who visited our Waigeo site with his cameraman in November, has completed a promotional video for Atlas.

Shareholders are aware of our offer to enable shareholders to purchase our pearls either directly or by correspondence. This question had been raised by shareholders over a period of years and it was clear that there was a desire on the part of some shareholders to have one or two pieces of quality product which they had helped to create. Altogether some 250 pearls were made available by Atlas before Christmas for purchase by shareholders at a discounted price. About a quarter of these quality pearls have so far been sold and the response from those involved has been very positive.

Socio-Economic and Security Matters:

The Indonesian economy, like many others in South East Asia, is still finding it very difficult to make ends meet. But in socio-political terms internal security and political pressures seem to have stabilised somewhat since the accession of Megawati Soekarnoputri to the Indonesian Presidency.

The policy of devolving more political and economic power and regulatory functions from the central government to the regional and local level is still in the process of being implemented and is welcomed as a move to give local areas a sense of control over their own destinies. No adverse impact on our operations has so far been felt – in fact our staff on site are now able to get closer to the actual decision makers.

Our relationships with the local villagers are something that we have continually to be working at for they are fluid and ever-changing, sometimes for no apparent reason. Daniel Bradbury, who was specifically employed for this purpose, lives in the village of Selpele and maintains a rapport with the villagers through the activities he has initiated, to ensure that our Company remains perceived as a true benefactor.

The Indonesian Navy has been visibly active in maintaining a security presence in the area and establishing outposts of marines at two nearby locations. The presence of the Navy in the area should assist in the maintenance of law and order.

As far as sovereign risk in general and security of our own site in particular are concerned, we feel reasonably secure because of the overt deterrent presence of the Water Police we employ and this has been reinforced by employing a security manager to take over responsibility for

overseeing security on site.

Future:

As already pointed out, your Company is now in a very sound position.

We have, in the process of developing from fledgling to well-established pearl farmer, earned the respect of other pearl farmers in Indonesia and Australia and are now seen as one of the industry leaders.

We have a team of highly qualified and very experienced pearl farmers who can literally take themselves anywhere, provided external conditions are conducive to good farming, and establish a successful pearl farm. Alternatively, they could bring their skills to bear on poorly-managed operations and turn them around. We have now discharged the debts we had perforce to incur in our Company's developmental stages and this gives us great financial and corporate flexibility. As well, by projecting from our own on-site experience, built up now over some years, we can see a continuance of strong cash flows in the absence of any unforseen circumstances.

I believe that we are well placed to consider any proposals for further development of the Company providing they are of benefit to its shareholders. As can be gauged from my remarks above this can take one or several of many forms and you can rest assured that your Board will examine every possibility carefully and apprise you of the results before acting.

Conclusion:

This past year has been a successful one for Atlas Pacific and its success is due in no small part to the efforts of its staff in the field and in head office.

I do believe that we have one of the best pearl farming teams assembled anywhere and I can justify that assertion by reference to the results of their labours in terms of quantity, quality and value. I want to take this opportunity to thank them – 179 Indonesians from various parts of the archipelago and 10 Ex-patriates from various parts of the world, along with six staff in Fremantle.

Over all sits the Board, responsible for policy and strategic planning. I do wish to thank my fellow-Directors for guiding the Company so well.



Alex Kerr
Chairman

WALTER FREDERICK JAMES, M.I.E. (Aust), F.A.I.C.D.
NON EXECUTIVE DIRECTOR

Mr James has considerable experience in commerce as a Director of public and private companies and is the Principal of the business consulting firm, W.F. James & Associates Pty Ltd, specialising in general management and corporate re-structuring. He is a Director of several private companies.

Chairman of the Audit Committee. Appointed Director on 23 March 1999.

ADMIRAL RADEN PANDJI POERNOMO
NON EXECUTIVE DIRECTOR

Retired First Admiral R.P. Poernomo is the Company's Jakarta-based Director. A former Commander in Chief of the Indonesian Fleet, Admiral Poernomo is responsible for senior government liaison at both the central and provincial level. He is the Vice Chairman of the Indonesian Pearl Culture Association, and a member of the Board of The Indonesian Fisheries Federation. He is also the Vice Chairman of the International Relations Institute of the Jakarta Chamber of Commerce and Industry. Admiral Poernomo is the President Director of the Indonesian PMA (Foreign Investment) company, P.T. Cendana Indopearls, through which the pearling project is conducted.

Appointed Director on 30 November 1995.

JOSEPH JAMES UEL TAYLOR, B.Sc. (Biology), Ph.D.
MANAGING DIRECTOR

Dr Taylor is a marine biologist and aquaculturist whose PhD research specialised in the husbandry of *Pinctada maxima* pearl oysters. Since 1989, Dr Taylor has been involved in the management of aquaculture operations, mainly associated with South Sea pearl farming. He has acquired extensive knowledge about the biology of pearl oysters and has presented many research papers on this subject. Dr Taylor commenced employment with the Company in 1996 and has overseen the development of the project to its current level of production.

Member of the executive committee. Appointed Director on 13 September 2000.

DIRECTORS' MEETINGS

The attendance at meetings of the Company's Directors including meetings of committees of Directors is shown below:

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS' REPORT

The Directors present their report together with the financial statements of Atlas Pacific Limited ("the Company") and the consolidated accounts of the economic entity, being the Company and its controlled entities, for the year ended 31 December 2001 and the auditor's report thereon.

DIRECTORS

Since the last annual report, Mr. L.F. Petersen resigned as a Director of the Company, effective from 31 August 2001.

The Directors of the Company at the date of this report and their relevant background details are as follows:

ALEXANDER MCBRIDE KERR, B.A., B.Sc. (Econ), M.A., Ph.D.
CHAIRMAN OF THE BOARD

Professor Kerr has worked as a consultant on economic development in twenty different countries spanning Europe, the Americas, the Middle East, Asia, South East-Asia and the Pacific Islands for various Governments and international agencies including ECAFE, OECD, Colombo Plan, UNDP, ESCAP, and ILO. He has been visiting professor and visiting fellow at several universities in America, Thailand and Indonesia and has published many professional articles and several books on the development of specific regions including Western Australia and the Indian Ocean region. He has been Deputy Vice-Chancellor of Murdoch University, Deputy Chairman of Challenge Bank, Chairman of the Western Australian Consumer Affairs Council, a Director of the Joondalup Development Corporation and a Director of National Oil N.L. He is currently Chairman of Bio-management Systems Pty Ltd and a Commissioner of P.T. Cendana Indopearls through which the pearling project is conducted. He has worked extensively in Indonesia since 1970.

Chairman of executive committee and member of the audit committee. Director since 31 August 1993 and Chairman of the Company since 30 May 1997.

GEORGE ROBERT WARWICK SNOW, B.Ec, F.A.I.C.D.
DEPUTY CHAIRMAN OF THE BOARD

Mr Snow is a graduate in Economics from the Australian National University and has had 28 years experience in finance, property development, real estate management and equity finance. Mr Snow is the Managing Director of the Sydney based Dampier Investment Group Pty Limited, an equity financier involved in strategic company management. He is also the Chairman of Biron Capital Limited.

Member of the executive committee. Director since 28 October 1997.

STEPHEN JOHN ARROW
NON EXECUTIVE DIRECTOR

Mr Arrow has 22 years experience in the pearling industry in Western Australia and the Northern Territory and is Managing Director and owner of Arrow Pearl Co Pty Ltd, Western Pearlers Pty Ltd, a Director and co-owner of Dampier Pearling Co Pty Ltd.

Appointed Director on 29 June 1999.

Director	Period	Directors' Meetings		Audit Committee Meetings		Executive Committee Meetings	
		H	A	H	A	H	A
A.M. Kerr	01/01/01 - 31/12/01	6	6	2	2	6	6
G.R.W. Snow	01/01/01 - 31/12/01	6	6	-	-	6	6
L.F. Petersen	01/01/01 - 31/8/01	4	4	-	-	3	3
R.P. Poernomo	01/01/01 - 31/12/01	6	4	-	-	-	-
W.F. James	01/01/01 - 31/12/01	6	6	2	2	-	-
S.J. Arrow	01/01/01 - 31/12/01	6	6	-	-	-	-
J.J.U. Taylor [1]	01/01/01 - 31/12/01	6	5	-	-	3	3

H – Held
A – Attended

1. Mr J. Taylor was appointed to the Executive Committee on 17th September 2001.

CORPORATE GOVERNANCE

The Board of Directors is responsible for the corporate governance of the consolidated entity including its strategic direction, establishing management goals and monitoring the achievement of these objectives. The Board has established an executive committee and an audit committee to assist it in the execution of its responsibilities.

The Board of Directors is made up of one executive Director and five non-executive Directors. The independence and objectivity that is provided by these Board members ensures that the performance of management is impartially scrutinised and directed as required. The Board members bring together a wide range of experience and expertise, both nationally and internationally.

Directors are permitted to own shares in the Company. However, Company policy prohibits Directors and senior management from dealing in Company securities if they are in possession of price sensitive information that has not been released to the market.

Each Director has the right to seek independent professional advice at the consolidated entity's expense where this advice relates to the Directors' duties and responsibilities as a Board member.

Audit Committee

As at the date of this report, the economic entity has an audit committee, the members of which are Mr W.F. James and Prof A.M. Kerr. The role of the committee is to advise on the establishment and maintenance of a framework of internal control in relation to the financial reporting of the business activities. The activities of the committee ensure that the financial information prepared for use by the Board in determining policies or for its inclusion in the financial report is of the highest quality and reliability possible. The committee, from time to time, invites the External Auditor, the Managing Director, the Financial Controller and the

Company Accountant to provide information at their meetings.

Executive Committee

As at the date of this report, the economic entity has an executive committee, the members of which are Prof A.M. Kerr, Mr G.R.W. Snow and Mr J.J.U. Taylor. The role of this committee is to provide a framework for the Board of Directors to function in an effective manner by providing direction in terms of strategic development for wider discussion by all Board members. This committee also carries out the tasks of the remuneration committee, those being to review and make recommendations to the Board on the remuneration packages and policies applicable to the senior executives and the Directors themselves (details of Directors' remuneration are shown at Directors' Emoluments in this Directors' Report and at Note 24 to the accounts). Remuneration levels are competitively set to attract the most qualified and experienced senior executives for the jobs they perform.

ACTIVITIES AND REVIEW OF OPERATIONS

The Consolidated Entity continues in the sole activity of pearl production.

Operating Results

We are pleased to announce an end of year profit after income tax of $4,150,770 for 2001. This is a large increase on the year 2000 profit of $2,472,159. The significant improvement in turnover from June 2000 to June 2001 saw the Company named as one of Australia's fastest growing companies by the influential magazine, Business Review Weekly

Pearl Farm Operations, Waigeo Island, Papua

During 2001 pearl project infrastructure has been further improved. A well-equipped workshop has been completed along with an office/administration building including pearl grading facilities, pearl storage vault and medical clinic. Additional staff recruited to support our expanding project, are housed in new accommodation at the Alyui and Batu Terio campsites.

On the water the farm has continued to expand in size. There are now over 142 km of rope long-lines in Alyui Bay housing over 600,000 mature oysters. At least another 20 km of lines and floats will be deployed in 2002. A cleaning boat has been built, bringing the cleaning boat fleet to four vessels working two shifts a day up to six days per week.

Production from our own hatchery has been augmented via a technical exchange arrangement with another Indonesian based operator and has ensured that we have sufficient juveniles to continue increasing the numbers of oysters that we can operate. Atlas continues to seek synergistic relationships with other pearl producers.

We have now harvested over 90,000 pearls from the oysters seeded by our in-house technical team. The improvement in quality has been dramatic, particularly in the percentage of high value round pearls. At the same time, we have greatly reduced the production of pearls with colours and shapes that reduce value. A major breakthrough has been the successful move away from traditional Japanese methods of caring for recuperating oysters following operation. Our new technique reduces the cost involved in postoperative husbandry and has led to improved retention rates, reduced mortality and better pearls. These advances have enabled us to exceed the predicted operating target of 150,000 oysters by more than 88,000. The total number of oysters seeded, or re-seeded following harvest and X-ray, during 2001 was 238,000.

We now have nine qualified technicians, with a further two being trained. Two of our Indonesian technicians, Laila Albaar and Sugiwati Ndolu, spent three months in Australia

operating at the Arrow pearl farm near Broome as part of an ongoing technical training and exchange programme.

Staff

Some major changes have occurred within the management structure of Atlas Pacific and our Indonesian subsidiary, PT Cendana Indopearls. Lucian Petersen, after eight years as the company's CEO and Managing Director, resigned his position to join the pearl marketing group, Pearlautore International, as their General Manager. Pearlautore is responsible for selling Atlas pearl products. Former Project Manager, Joseph Taylor was subsequently appointed as Atlas Pacific's CEO/Managing Director. David Schonell, our longest resident employee, has been appointed as the Project Manager. David Ramsay, Australia's former Naval Attaché in Jakarta, has joined the company as Assistant Project Manager and Jens Knauer has moved from the hatchery to fill the new role of Operations and Technical Manager. Kate Simpson now manages the hatchery. Jake Barton has been employed to assist with juvenile husbandry whilst Jason Parsons manages much of the farm's general activities. Terry Rout and Ryan Arnup provide excellent logistical support in the building and engineering fields.

Our Perth office relocated to North Fremantle and shares the new premises with Arrow Pearl Co. Two of our longer serving staff, Linda Bell and Mia Banasiewicz decided not to complete the move. Brian Hardi (an Indonesian national) and Kylie Davies have filled their positions of Accountant and Office Assistant, respectively.

Socio-Political and Security Situation

The change in presidency to Megawati Soekarnoputri has resulted in improved stability in the Indonesian archipelago. The Company continues to maintain and improve its standing in the local community and with the government bodies that administer the Sorong region. This is critical as power is divulged from Jakarta through the implementation of regional autonomy. To assist in our endevours we employed Daniel Bradbury as Community Relations Manager. The Company has expanded its community aid projects, assisting in the rebuilding of local schools and churches, providing electricity to the local Selpele village, supporting students to continue their studies as well as our ongoing commitment to provide medical and transport assistance.

Following the difficulties experienced in 2000, we have employed a full-time Security Manager. His efforts have greatly improved the security of our farm and no organized thefts or security breaches have occurred during 2001. We will continue in our efforts to ensure a safe and secure working environment in Alyui Bay.

Pearl Sales and Other Revenue

Four harvests were completed during 2001 resulting in over 85,000 quality pearls. 65,890 pearls were sold during the year earning revenue of $10,856,678. These sales included eleven kilograms of "keshi" pearls, a by-product that results should a pearl nucleus be rejected.

In a declining pearl market, the Atlas product achieved excellent prices as a result of improved quality. At the end of 2001, there were 29,067 pearls which remained unsold. The unsold product, along with a harvest in early 2002 were entered into the February Pearlautore auction and achieved an excellent result (see "Matters subsequent to Balance Date").

A further 19,486 pearls were generated for sale from our joint farming operations in Sumbawa and Sulawesi. Goods sold during the year generated $ 162,148 in revenue.

We have continued to sell Mother-of-Pearl and pearl meat, the by-products of our operation. These activities have generated a further $ 43,008 in revenue. Work has commenced in developing Indonesian markets for frozen pearl meat, mainly in Jakarta.

Environmental Issues

The Indonesian subsidiary which operates the pearl farm at Waigeo Island is required to adhere to strict environmental regulations set down by the Indonesian authorities. All environmental reporting and operating requirements have been met. The future success of the pearling operation is dependent upon the adherence to strict environmental standards.

Conclusion

The year 2001 has seen Atlas Pacific emerge as a recognized industry leader. The major increase in pearl quantity and quality has rewarded shareholders with a maiden dividend and seen us recognized as the ninth fastest growing company in Australia by Business Review Weekly. Atlas Pacific has now fulfilled many of its original goals and investors can expect further improvements during 2002. Atlas Pacific now has a number of new and exciting opportunities in the pearling industry and is well positioned both technically and financially to pursue further expansion. The Company looks forward to another exciting and profitable year.

ECONOMIC ENTITY RESULT

The consolidated net profit after income tax of the economic entity for the financial year was:

	2001	2000
	$	$
Operating profit after income tax	4,150,770	2,472,159

DIVIDENDS

On 5th November 2001, a dividend of two (2) cents per share was paid to shareholders. This dividend was paid as an unfranked dividend. The Directors have declared a final dividend of two (2) cents per share which will be franked to 1 cent. This dividend is due to be paid in April 2002.

OPTIONS

On 1 September 2001, 200,000 options exercisable at 42 cents and 170,000 options exercisable at 34.5 cents which had been issued to Lucian Petersen as Managing Director were cancelled upon his employment ceasing with the Company.

During the financial year, 275,000 options exercisable at 30 cents on or before 30 June 2001 which had been issued to senior staff were cancelled. None of the remaining options were exercised during or since the last financial year.

No options were exercised during the 2001 financial year. 1,006,084 options which had an expiry

date of 14 October 2002 have been exercised at a price of 30 cents each since the financial year end and up to the date of this report. 175,000 options which had an expiry date of 31 December 2002 have been exercised at a price of 30 cents each since the financial year end and up to the date of this report As at the date of this report, the unissued shares of the Company that are under option are:

Expiry Date	Exercise Price	Number of Options
14 October 2002	$0.30	7,056,416
31 December 2002	$0.30	350,000

CONVERTIBLE NOTES

During the 2001 financial year, 23,806,942 convertible notes were converted to shares. Since the year end, a further 731,080 notes have been converted to shares. The remaining 149,987 notes will be redeemed ($22,498) as a result of no election being made to convert them to shares by 23 March 2002.

DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

The consolidated entity's activities expose it to changes in foreign exchange rates. The Board has confirmed policies and procedures to manage this exposure. Derivative financial instruments are used to hedge cash flows that are subject to foreign exchange rate risks and are not held for speculative purposes.

MATTERS SUBSEQUENT TO BALANCE DATE

Subsequent to the year end, an auction was held by Pearlautore International in Sydney at which the outstanding stock of pearls at the year end, as well as pearls from a harvest which took place in January, were offered for sale. As a result of sales from this auction, as well as sales prior to and after this auction, nearly 42,700 pearls were sold which has realised sales revenue of $7.69 million. There are approximately 740 pearls remaining on hand.

A final dividend of two (2) cents per share with a franking credit of one (1) cent per share was declared on 15 March 2002.

The results of significant operation activities are made available to shareholders and other interested parties through announcements to the Australian and NASDAQ Stock Exchanges.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

The price for South Sea pearls continues to be uncertain. The Company believes that the continued improvement in the quality and increase in quantity of pearls available for harvest in 2002 should offset any lower market prices and therefore expects 2002 pearl revenues to exceed 2001 pearl revenues.

The Company continues to monitor the movement of foreign exchange rates against the Australian Dollar, especially that of the Japanese Yen which is the currency that most of the Company's revenue is denominated. Although efforts are made to limit the Company's exposure to adverse movements in the Japanese Yen against the Australian Dollar, this is subject to market influences over which the Directors can have no influence.

The consolidated entity will continue to pursue its objectives of increasing profitability and market share in the pearling industry.

DIRECTORS' BENEFITS

Details relating to Directors benefits other than Director's emoluments can be found at Note 25 to the accounts.

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

Indemnification

The Company has agreed to indemnify the following current Directors of the Company, Prof A.M. Kerr, Mr R.P. Poernomo, Mr G.R.W. Snow, Mr W.F. James, Mr S.J. Arrow and Dr J.J.U. Taylor and the following former Directors, Mr A.A. Trevisan, Mr P.G. Jermyn, Mr I.M. Murchison and Mr L.F. Petersen, against all liabilities to another person (other than the Company or a related body corporate) that may arise from their position as Directors of the Company, except where the liability arises out of conduct which involves negligence, default, breach of duty or a lack of good faith. The agreement stipulates that the Company will meet the full amount of any such liabilities, including costs and expenses.

Insurance Premiums

Since the end of the previous financial year the Company has paid insurance premiums of $30,120 (2000 - $11,398) in respect of directors' and officers' liability and legal expenses insurance contracts, for current and former Directors and Officers.

DIRECTORS' EMOLUMENTS

The Executive Committee is responsible for making recommendations to the Board on remuneration and salary packages of Board members and senior executives of the economic entity. The Board's remuneration policy is to ensure that remuneration packages properly reflect the person's duties and responsibilities.

Senior executives may receive bonuses based on the achievements of specific goals relating to performance of the consolidated entity.

Directors' and Executives' Remuneration

	Responsibilities	Directors Fees	Other	Bonuses	Super-annuation	Total
A.M. Kerr	Chairman, Audit Committee, Executive Committee	$48,150	-	-	-	$48,150
G.R.W. Snow	Deputy Chairman, Executive Committee	$15,000	-	-	$1,200	$16,200
L.F. Petersen	Managing Director, Executive Committee (1/1/01-31/8/01)	-	$132,777	-	$10,623	$119,000
S.J. Arrow	Non-Executive Director	$15,000	-	-	$1,200	$16,200
W.F. James	Non-Executive Director, Audit Committee	$17,500	$16,500	-	$1,400	$35,400
R.P. Poernomo	Non-Executive Director	$36,678	-	-	-	$36,678
J.J. J. Taylor	Managing Director, Executive Committee	-	$122,432	$87,651	-	$210,083

1. It is the opinion of the Board that no other officers of the Company meet the definition of executive officer under S9 of the Corporations Law.

2. The disclosure for the Company and the Group are the same, except that $21,678 (2000 - $21,001) of Admiral R.P. Poernomo's remuneration was paid in Indonesia by P.T. Cendana Indopearls and JJU Taylor was paid by PT Cendana Indopearls during 2001.

DIRECTORS' SHAREHOLDINGS as at the date of this report

The relevant interest of each Director in the share capital of the Company, as notified by the Directors to the Australian Stock Exchange in accordance with S205G (1) of the Corporations Law, at the date of this report is as follows:

	Current Holding			
	Ordinary Shares		Options	
	Direct	Indirect	Direct	Indirect
A.M. Kerr	-	948,015	-	1,417,335[1]
G.R.W. Snow	-	14,025,744	-	-
S.J. Arrow	-	1,952,934	-	-
W.F. James	-	-	-	-
R.P. Poernomo	1,290,000	-	1,935,000[1]	-
J.J.U. Taylor	-	-	200,000[2]	-

Notes:-

1. Options exercisable at 30 cents on or before 14 October 2002.
2. Options exercisable at 30 cents on or before 31 December 2002.

Signed in accordance with a resolution of the Directors



A.McB. KERR
Director

28 March 2002

Statements of financial performance
Atlas Pacific Limited and its Controlled Entities
For the year ended 31 December 2001

	Note	CONSOLIDATED		THE COMPANY	
		2001	2000	2001	2000
		$	$	$	$
Revenue from sale of goods	3	11,072,645	7,046,177	10,867,904	6,511,507
Revenue from rendering of services	3	-	-	-	440,962
Other revenues from ordinary activities	3	263,339	204,001	201,970	197,830
Total revenue		**11,335,984**	**7,250,178**	**11,069,874**	**7,150,299**
Expenses from ordinary activities					
Cost of goods sold		(2,807,400)	(2,414,427)	(2,853,666)	(5,733,533)
Marketing expenses		(848,684)	(418,288)	(743,425)	(378,429)
Administration expenses		(1,179,915)	(1,139,601)	(1,157,311)	(1,087,952)
Borrowing costs	4(b)	(345,154)	(462,901)	(345,154)	(462,901)
Other expenses from ordinary activities		(452,476)	(342,802)	(156,924)	(1,323)
Significant item – Reversal of provision	4(a)	-	-	-	2,514,866
Total expenses		**(5,633,629)**	**(4,778,019)**	**(5,256,480)**	**(5,149,272)**
Profit from ordinary activities before related income tax expense		**5,702,355**	**2,472,159**	**5,813,394**	**2,001,027**
Income tax (expense)/benefit relating to ordinary activities	5	(1,551,585)	-	(1,551,585)	-
Profit from ordinary activities after related income tax attributable to members of the parent entity	18	**4,150,770**	**2,472,159**	**4,261,809**	**2,001,027**
Basic earnings per share	6	6.80	4.52		
Diluted earnings per share	6	5.10	3.27		

The accompanying notes form part of these financial statements.

Statements of financial position
Atlas Pacific Limited and its Controlled Entities
As at 31 December 2001

	Note	CONSOLIDATED 2001 $	CONSOLIDATED 2000 $	THE COMPANY 2001 $	THE COMPANY 2000 $
Current assets					
Cash assets	7	5,355,354	4,319,897	5,324,577	4,203,573
Receivables	8	2,094,927	579,054	1,885,118	319,825
Inventories	9	1,082,324	276,215	1,146,475	276,215
Self generating and regenerating assets	10	2,217,376	1,804,712	-	-
Total current assets		10,749,981	6,979,878	8,356,170	4,799,613
Non-current assets					
Receivables	8	-	-	12,194,347	11,594,088
Inventories	9	100,498	327,571	-	-
Self generating and regenerating assets	10	7,489,891	6,479,292	-	-
Property, plant and equipment	12	2,302,436	2,608,284	7,902	11,025
Intangible assets	13	499,717	749,576	-	-
Deferred Tax Asset	5	21,607	-	21,607	-
Total non-current assets		10,414,149	10,164,723	12,223,856	11,605,113
Total assets		21,164,130	17,144,601	20,580,026	16,404,726
Current liabilities					
Payables	14	1,153,705	1,161,347	448,615	371,763
Interest-bearing liabilities	15	136,596	125,554	136,596	125,554
Current tax liabilities	5	1,534,461	-	1,534,461	-
Provisions	16	160,885	129,305	52,059	60,241
Total current liabilities		2,985,647	1,416,206	2,171,731	557,558
Non-current liabilities					
Interest-bearing liabilities	15	-	3,703,201	-	3,703,201
Deferred tax liabilities	5	1,877	-	1,877	-
Total non-current liabilities		1,877	3,703,201	1,877	3,703,201
Total liabilities		2,987,524	5,119,407	2,173,608	4,260,759
Net assets		18,176,606	12,025,194	18,406,418	12,143,967
Equity					
Contributed equity	17	16,183,065	12,612,024	16,183,065	12,612,024
Accumulated profits/(losses)	18	1,993,541	(586,830)	2,223,353	(468,057)
Total equity		18,176,606	12,025,194	18,406,418	12,143,967

The accompanying notes form part of these financial statements.

Statement of cash flows
Atlas Pacific Limited and its Controlled Entities
For the year ended 31 December 2001

	Consolidated		The Company	
	2001	2000	2001	2000
	$	$	$	$
Cash flows from operating activities				
Proceeds from other operating activities	64,158	-	11,128	-
Interest Paid	(466,272)	(729,227)	(466,272)	(729,227)
Interest and bill discounts received	199,181	202,970	190,842	197,830
Payments to suppliers	(6,258,041)	(5,157,850)	(1,980,359)	(1,332,542)
Income tax paid	(32,442)	(28,765)	(36,854)	(28,765)
Proceeds from pearl and oyster sales	9,651,867	6,848,046	9,397,706	6,456,685
Net cash provided by/(used in) operating activities (Note 23.2)	3,158,451	1,135,174	7,116,191	4,563,981
Cash flows from investing activities				
Advances to controlled entities	-	-	(4,321,199)	(4,155,261)
Payments for property, plant and equipment	(461,588)	(700,599)	(7,494)	(2,000)
Proceeds on disposal of fixed assets	-	1,031	-	-
Net cash provided by/(used in) investing activities	(461,588)	(699,568)	(4,328,693)	(4,157,261)
Cash flows from financing activities				
Dividend Payment	(1,570,399)	-	(1,570,399)	-
Net cash provided by financing activities	(1,570,399)	-	(1,570,399)	-
Net increase/(decrease) in cash held	1,126,464	435,606	1,217,099	406,720
Cash at the beginning of the financial year	4,455,056	4,025,885	4,338,732	3,933,336
Effects of exchange rate changes on the balances of cash held in foreign currencies	4,088	(6,435)	(1,000)	(1,324)
Cash and term deposits at the end of the financial year (Note 23.1)	5,585,608	4,455,056	5,554,831	4,338,732

The statement of cash flows is to be read in conjunction with the following notes.

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31ST DECEMBER 2001

1. ACCOUNTING POLICIES

1.1 Basis of Accounting

This general purpose financial report has been prepared in accordance with Accounting Standards and other mandatory professional reporting requirements and the Corporations Act 2001.

The financial statements have been prepared under the historical cost convention and except where stated, they do not take into account changing money values or fair values of non-current assets. The accounting policies relating to the financial statements are consistent with those applied in the previous year unless otherwise stated (refer note 2).

1.2 Reclassification of financial information

Some line items and subtotals reported in the previous financial year have been reclassified and repositioned in the financial statements as a result of adopting the revised accounting standard **AASB 1018** *Statement of Financial Performance*, **AASB 1034** *Financial Report Presentation and Disclosure* and **AASB 1040** *Statement of Financial Position*.

Adoption of these standards has resulted in the transfer of the reconciliation of opening to closing retained profits from the face of the statement of financial performance to note 18. Revenue and expense items that were previously disclosed as abnormal have been reclassified as individual significant items.

1.3 Principles of Consolidation

The financial statements of the economic entity comprise consolidated accounts of Atlas Pacific Limited and all controlled entities within the meaning of the Corporations Act. All intercompany balances and unrealised profits resulting from intra-group transactions have been eliminated.

Where a controlled entity is acquired during a year, its results are included only from the date of acquisition. Where there is loss of control of a controlled entity during a year, its results are included only for that period of the year during which the parent entity had control.

In the instance of the acquisition of a controlled entity, the cost method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is determined as the fair value apportionment, at the date of acquisition, of the purchase consideration plus costs incidental to the acquisition.

1.4 Inventories

(a) Pearls - quantity of pearls as harvested and processed are valued at the lower of cost or net market value.

(b) Nuclei - quantities on hand at the year end are valued at cost.

1.5 Self-Generating and Regenerating Assets (SGARAs) – Refer Note 2

(a) Oysters up to the date of harvest - quantities on hand at the year end are valued at cost on the basis that this is the most appropriate estimate of net realisable value. Cost is the total farm, hatchery, and Indonesian administrative expenses excluding interest together with the cost of oyster purchases and cost of nuclei used in seeding operations.

(b) Pearls are considered to be a product of a SGARA at the time that they are harvested from the oyster. At this point, they are considered to be included as a part of inventory at a value as described in note 2.

1.6 Revenue Recognition

(a) Sales Revenue – comprised of revenue earned from the sale of products or services to entities outside the consolidated entity. Sales revenue is recognised when the goods are provided or when the fee in respect of services provided is receivable.

(b) Interest Income – is recognised as it accrues.

(c) Asset Sales Revenue – comprises the gross proceeds of the assets. The profit and loss on disposal of assets is brought to account at the date on which an unconditional contract is signed.

(d) Inventory Revaluation – in accordance with accounting standard AASB1037 Self-Generating and Regenerating Assets, any increase in the net market value of these assets are recognised as revenue at the time of the revaluation.

1.7 Investments

Long term investments are stated at cost or valuation, less a provision for diminution in value, as assessed by the Directors annually to ensure that the carrying amount is not in excess of recoverable amount. The recoverable amount is assessed from the shares' current market value or the underlying net assets in the particular entities. The expected net cash flows from investments have not been discounted to their present value in determining the recoverable amounts.

1.8 Valuation of Non Current Assets

In determining the recoverable amounts of non-current assets, the expected net cash flows arising from the continued use and subsequent disposal of those assets have not been discounted to their present value.

The carrying amount of non-current assets are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount and the write-down is included in the profit and loss statement.

1.9 Depreciation

Depreciation on property, plant and equipment is calculated on a straight line basis so as to write off the cost or valuation of property, plant and equipment over their estimated useful lives.

The depreciation rates used for each class of depreciable assets are:

Class of fixed asset	Depreciation Rate	
	2001	2000
Leasehold land & buildings & improvements	5-10%	5-10%
Vessels	10%	10%
Plant & equipment	20-50%	20-50%

The depreciation rates of leasehold land, buildings and improvements and plant and equipment were increased during last year to more accurately reflect their estimated useful lives.

1.10 Goodwill

Goodwill and goodwill on consolidation are initially recorded at the amount by which the purchase price for a business or for an ownership interest in a controlled entity exceeds the fair value attributed to its net assets at date of acquisition. Both purchased goodwill and goodwill on consolidation are amortised on a straight line basis over the period of 5 years. The balances are reviewed annually and any balance representing future benefits for which the realisation is considered to be no longer probable are written off.

1.11 Foreign Currency Translations

(a) Translations
The Company considers that the operations of the Indonesian subsidiary are integrated with those of the parent entity and therefore the temporal method of accounting for foreign exchange conversion has been adopted, whereby,
- (i) monetary items are converted at the exchange rate applicable at the year end;
- (ii) other pearling project assets and liabilities are converted at the exchange rate applicable at the time of transaction, and
- (iii) gains and losses on transactions are taken to the current year's profit and loss account.

(b) Hedges
Gains or losses on hedges of specific commitments including those relating to the price of particular goods or services to be purchased or sold, are to be deferred and included in the measurement of the purchase or sale transaction.

1.12 Income tax

The liability method of tax-effect accounting has been adopted, whereby

(a) the income tax (expense)/benefit in the profit and loss account is determined by applying the current tax rate to operating profit/(loss) after allowing for permanent differences,

(b) a provision for deferred income tax is created for
   (i) expenses which are currently deductible in determining taxable income but which have not been taken up in arriving at the operating profit, and
   (ii) revenue which has been included in operating profit but which is not yet assessable for tax,

(c) a future income tax benefit is brought to account for
   (i) expenses which have been taken up in arriving at the operating profit but are not currently deductible for income tax purposes, and
   (ii) revenue which is currently assessable for tax but which has not yet been included in operating profit,
   (iii) income tax losses carried forward.

Future income tax benefits are not brought to account unless realisation of the benefits is virtually certain.

Realisation is contingent upon
   (i) deriving future assessable income of a nature and of an amount sufficient to enable the benefit of the deductions for the losses to be realised,
   (ii) the company continuing to comply with the conditions for deductibility imposed by the law, and
   (iii) no changes in the legislation which would adversely affect realisation of the benefit of the losses.

1.13 Bills of Exchange

Bills of exchange have been purchased in the market at a discount to face value. The bills are carried at an amount representing cost and a portion of the discount recognised as income on an effective yield basis. The discount brought to account each period is accounted for as interest received.

1.14 Trade and Other Creditors

These amounts represent liabilities for goods and services provided to the economic entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

1.15 Trade and Other Debtors

The collectibility of debts is assessed at balance date and specific provision is made for any doubtful accounts.

1.16 Interests in Joint Ventures

The economic entity's share of the assets, liabilities, revenue and expenses of joint ventures are included in the appropriate items of the consolidated balance sheet and profit and loss account. Details of the economic entity's interests are shown in Note 30.

1.17 Employee Entitlements

Provision is made for the Company's liability for employee entitlements arising from services rendered by employees to balance date. Employee entitlements expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at their nominal amount. Other employee entitlements payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those entitlements.

Where the Company has granted options to employees, the costs incurred in administering this allocation are expensed as incurred. Other than these costs, the allocation does not result in any expense to the consolidated entity.

Contributions are made by the economic entity to employee superannuation funds and are charged as expenses when incurred.

1.18 Derivatives

The consolidated entity is exposed to changes in foreign exchange rates from its activities. The consolidated entity uses forward foreign exchange contracts to hedge these risks. Derivative financial instruments are not held for speculative purposes. Derivative financial instruments designated as hedges are accounted for on the same basis as the underlying exposure. The accounting for forward foreign exchange contract is set out in Note 1.11 (b).

1.19 Comparative Amounts

Where necessary, the figures for the previous year have been reclassified to facilitate comparison.

2. INITIAL ADOPTION OF NEW ACCOUNTING POLICY

The Consolidated Entity has applied **AASB1037** *Self-Generating and Regenerating Assets (SGARAs)* for the first time in the financial year ended 31 December 2001. The standard requires inventory which falls under the definition of this standard to be treated separately from other inventory. SGARAs must be measured at net market value and the increment/(decrement) in net market values of the SGARAs is to be recognised as revenue/(expense) in the statement of financial performance.

The value of the SGARAs is only recognised when it can be measured ***reliably.***

Pearls, although not a living organism, are a product of a SGARA at the time that they are harvested, and in the opinion of the Directors, the most reliable valuation methodology for the pearls that are defined as a product of a SGARA is the net market value for the pearls based on the price at which they are sold by PT Cendana Indopearls to Atlas Pacific Ltd. Once the pearls are sold by PT Cendana Indopearls, they cease to become a SGARA under the definition in the accounting standard.

Oysters are a living organism which meet the definition of a SGARA. There is no market for pearl oysters by which a reliable valuation comparison of this category of the SGARA can be made. Given the uncertainty and risk that exists on the process of producing a pearl and other risk factors specific to the operations of the Economic Entity, the Directors believe that the most appropriate market valuation for the oysters is their cost of production to date.

This treatment is not materially different from that applied in prior years.

The details of the SGARAs that are held by the Economic Entity as at 31 December 2001 are as follows:

Nature of SGARA:- **Oysters (*Pinctada Maxima*)**

	Number
Quantity of goods held at period end:	
Juvenile Oysters located at Waigeo Island which are not nucleated	362,940
Nucleated Oysters due for harvest in 2002/3 located at Waigeo Island	261,393
Other oysters located at Waigeo Island which are used for Broodstock, Saibo tissue and Research	2,314
Nucleated Oysters due for harvest in 2002/3 located at joint Operations farms	37,318

	Value A$
Net Market Value of SGARAs at period end:	
Current Assets	$2,241,663
Non-Current Assets	$7,538,466
Change increment in Net Market Value during financial period	$nil

	Consolidated		The Company	
	2001	2000	2001	2000
	$	$	$	$
3. REVENUE				
Revenue from operating activities				
Sales revenue	10,910,497	6,742,911	10,867,904	6,511,507
Revenue from joint venture partners	162,148	303,266	-	-
Interest received – other parties	199,181	202,970	190,842	197,830
Project administration costs – recovered from controlled entities	-	-	-	440,962
	11,271,826	7,249,147	11,058,746	7,150,299
Revenue from outside operating activities				
Insurance proceeds received	11,128	-	11,128	-
Property rental	53,030	-	-	-
Proceeds on sale of fixed assets	-	1,031	-	-
	64,158	1,031	11,128	-
Total revenue	11,335,984	7,250,178	11,069,874	7,150,299

	Consolidated		The Company	
	2001	2000	2001	2000
	$	$	$	$
4. OPERATING RESULT				
(a) Individual significant items included in profit from ordinary activities before income tax expense				
Reversal of provision for diminution in value of loans to subsidiaries	-	-	-	(2,514,866)
(b) The operating result before income tax has been determined after charging/(crediting) the following items:				
Borrowing Costs				
Interest paid - other corporations	345,154	462,901	345,154	462,901
Operating lease rental costs	75,459	38,699	32,875	35,061
Movements in provisions				
Depreciation property, plant and equipment	699,606	912,425	10,617	14,594
Amortisation of goodwill on acquisition of minority interest	249,858	249,858	-	-
Provision for employee entitlements	3,847	9,675	17,053	22,724
Net expense/(benefit) resulting from movement in provisions	953,311	1,171,958	27,670	37,318
Net foreign exchange (gain)/loss	8,488	88,644	(32,678)	1,324
Loss/(profit) on disposal of fixed assets	-	(524)	-	-

5. INCOME TAX

a) Income Tax Expense

	Consolidated 2001 $	Consolidated 2000 $	The Company 2001 $	The Company 2000 $
The prima facie tax payable on the result for the year differs from the income tax provided in the accounts and is reconciled as follows:				
Operating profit after extraordinary and abnormal items and before tax	5,702,351	2,472,159	5,813,392	2,001,027
Prima facie tax expense at 30% (2000 – 34%)	1,710,705	840,534	1,744,018	680,349
Tax effect of permanent differences:				
Non deductible expenses	5,549	2,347	5,549	2,347
Non assessable income	-	(233,320)	-	-
Provision for diminution in value of loan to related entities	-	-	-	(855,054)
Restatement of closing trading stock	38,268	-	-	-
Other deductible items	-	(619,843)	-	-
Amortisation of goodwill	74,957	84,952	-	-
Inventory valuation adjustment	159,170	-		-
Tax effect of timing differences	-	5,670	-	5,670
Foreign tax credits utilised	-	(233,435)	-	-
Prior year losses recouped	(414,890)	(13,593)	(175,808)	-
Future income tax benefit or losses not brought to account	(22,174)	166,688	(22,174)	166,688
Income tax attributable to operating result	1,551,585	-	1,551,585	-
Income tax expense attributable to operating profit is made up of movements in:				
Current income tax provision	1,571,315	-	1,571,315	-
Deferred income tax provision	1,877	-	1,877	-
Future income tax benefit	(21,607)	-	(21,607)	-
	1,551,585	-	1,551,585	-

b) Current tax liability

	Consolidated 2001 $	Consolidated 2000 $	The Company 2001 $	The Company 2000 $
Provision for current income tax				
Balance at beginning of year	-	-	-	-
Income tax paid	(61,207)	-	(61,207)	-
Current year income tax expense	1,571,314	-	1,571,314	-
Taxes – Other	24,354	-	24,354	-
	1,534,461	-	1,534,461	-

	Consolidated		The Company	
	2001	2000	2001	2000
	$	$	$	$
c) Deferred tax liability Provision for deferred income tax comprises the estimated expense at 30% (2000 – 34%)	1,877	-	1,877	-
d) Deferred Tax Asset Future income tax benefit	21,607	-	21,607	-
Future income tax benefits not brought to account The potential benefits of which will be realised only if the conditions occur for deductibility (set out in Note 1.12), are as follows:				
- Revenue Tax losses (current year)	-	166,688	-	166,688
- Revenue Tax losses (prior years)	-	32,560	-	32,560
- Capital losses (current year)	-	-	-	-
- Capital losses (prior years)	304,247	344,813	64,205	72,766

The prior year losses recouped by the economic entity include losses for a subsidiary which were not previously available to the economic entity and therefore not previously recognised.

For details of the franking account, refer to Note 19.

6 EARNINGS PER SHARE

	Consolidated	
	2001	2000
	Cents	Cents
Basic earnings per share (cents per share)	6.80	4.52
Diluted earnings per share (cents per share)	5.10	3.27

	Consolidated	
	2001	2000
Earnings Reconciliation	$	$
Net profit used for basic earnings	4,150,770	2,472,159
After tax effect of dilutive securities	338,499	411,246
Diluted earnings	4,489,269	2,883,405

6. EARNINGS PER SHARE (Cont)

	No.	No.
Weighted average number of ordinary shares outstanding during the year used for calculation of basic earnings per share	61,013,243	54,751,017
Weighted average number of potential ordinary shares outstanding during the year used for calculation of diluted earnings per share	88,026,526	88,264,874

Diluted earnings per share is calculated after taking into consideration all options and convertible notes on issue that remain unconverted at 31 December 2001 as potential ordinary shares.

	Consolidated		The Company	
	2001	2000	2001	2000
	$	$	$	$
7. CASH ASSETS				
Cash at bank	184,558	224,700	153,782	108,376
Bills of Exchange*	5,170,796	4,095,197	5,170,795	4,095,197
	5,355,354	4,319,897	5,324,577	4,203,573

* Paying interest at rate of 4.28% (2000 – 6.26%) maturing within one month (2000-one month) following balance date.

In addition to the above mentioned cash, the Company has Fixed Term Deposits of $230,254 (1999 – $135,159), earning interest at 4.27% (2000 - 6.33%) and maturing within four months. Because these form the security for the Company's foreign exchange hedging contracts, they are recorded as part of sundry debtors and prepayments in the financial statements (refer Note 8).

8. RECEIVABLES

CURRENT				
Trade debtors	1,628,843	288,190	1,628,843	143,710
Sundry debtors & prepayments	466,084	290,864	256,275	176,115
	2,094,927	579,054	1,885,118	319,825

Included in Sundry debtors and prepayments for both the Company and the economic entity in 2001 is an amount of $230,254 (1999 – $135,159), being funds held on Fixed Term Deposit at the bank as security for the Company's foreign exchange hedging contracts (refer to Note 33c).

NON CURRENT				
Amount receivable from controlled entities	-	-	13,799,194	13,198,935
Provision for loss on loans	-	-	(1,604,847)	(1,604,847)
	-	-	12,194,347	11,594,088

	Consolidated		The Company	
	2001	2000	2001	2000
	$	$	$	$
9. INVENTORIES				
CURRENT				
Pearls	1,082,324	276,215	1,146,475	276,215
NON CURRENT				
Nuclei	100,498	327,571	-	-
Total inventory	1,182,822	603,786	1,146,475	276,215
10. SELF-GENERATING AND REGENERATING ASSETS (SGARAS)				
CURRENT				
Oysters	2,217,376	1,804,712	-	-
NON CURRENT				
Oysters	7,489,891	6,479,292	-	-
Total SGARAs	9,707,267	8,284,004	-	-
11. INVESTMENTS				
Controlled entity				
-unlisted shares (see Note 29)	-	-	2,750,004	2,750,004
Provision for diminution in value	-	-	(2,750,004)	(2,750,004)
	-	-	-	-
12. PROPERTY, PLANT AND EQUIPMENT				
(a) General				
Plant and equipment				
- at cost	65,600	58,106	65,600	58,106
- accumulated depreciation	(57,698)	(47,081)	(57,698)	(47,081)
	7,902	11,025	7,902	11,025

	Consolidated		The Company	
	2001	2000	2001	2000
12. PROPERTY, PLANT AND EQUIPMENT (Cont)	$	$	$	$
(b) Pearling project				
Leasehold land and buildings				
- at cost	814,770	764,201	-	-
- accumulated depreciation	(199,266)	(125,988)	-	-
	615,504	638,213	-	-
Plant and equipment, vessels, vehicles				
- at cost	5,174,146	4,770,621	-	-
- accumulated depreciation	(3,495,116)	(2,811,575)	-	-
	1,679,030	1,959,046	-	-
Total pearling project	2,294.534	2,597,259	-	-
Total property, plant and equipment	2,302,436	2,608,284	7,902	11,025

Included in Pearling Project leasehold land and buildings is $17,547 (2000 - $24,790), being construction in progress at cost.

Reconciliations of the carrying amount of each class or property, plant and equipment are set out below:

(a) General				
Carrying amount at beginning of the year	11,025	23,619	11,025	23,619
Additions	7,494	2,000	7,494	2,000
Depreciation	(10,617)	(14,594)	(10,617)	(14,594)
Carrying amount at end of the year	7,902	11,025	7,902	11,025

	Consolidated		The Company	
	2001	2000	2001	2000
	$	$	$	$
12. PROPERTY, PLANT AND EQUIPMENT (Cont)				
(b) Pearling project				
Leasehold land and buildings				
Carrying amount at beginning of the year	638,213	549,818	-	-
Additions	50,569	166,331	-	-
Depreciation	(73,278)	(77,936)	-	-
Carrying amount at end of the year	615,504	638,213	-	-
Plant and equipment, vessels, vehicles				
Carrying amount at beginning of the year	1,959,046	2,247,232	-	-
Additions	403,525	534,093	-	-
Disposals	-	(2,384)	-	-
Depreciation	(683,541)	(819,895)	-	-
Carrying amount at end of the year	1,679,030	1,959,046	-	-
13. INTANGIBLES				
Goodwill associated with acquisition of 25% investment in P.T. Cendana Indopearls	1,249,292	1,249,292	-	-
Accumulated amortisation	(749,575)	(499,716)	-	-
	499,717	749,576	-	-
14. PAYABLES				
CURRENT				
Trade creditors	55,581	642,637	49,806	65,343
Other creditors	1,098,124	518,710	398,809	306,420
	1,153,705	1,161,347	448,615	371,763

	Consolidated		The Company	
	2001	2000	2001	2000
	$	$	$	$
15. BORROWINGS				
CURRENT				
Interest due on convertible notes	4,436	125,554	4,436	125,554
Convertible notes	132,160	-	132,160	-
	136,596	125,554	136,596	125,554
NON CURRENT				
Convertible notes	-	3,703,201	-	3,703,201

On 22 March 1999, the Company issued 24,688,009 redeemable notes, each having a face value of 15 cents. Interest was paid for the first time on 23 March 2000 and thereafter every six months at an interest rate of 12.50% per annum on the face value of the notes. The notes are convertible at the option of the holder, at any time up to 23 March 2002, into ordinary shares of the Company on the basis of one share for each note held. Pursuant to the issue of convertible notes, there is a fixed and floating charge over the assets of Atlas Pacific Limited and Tansim Pty Ltd (and hence P.T. Cendana Indopearls) in favour of the trustee representing the convertible note holders.

During the year, 23,806,942 convertible notes were converted to shares.

16. PROVISIONS

	Consolidated 2001	Consolidated 2000	The Company 2001	The Company 2000
CURRENT				
Employee entitlements	160,885	129,305	52,059	60,241
Number of employees *	17	16	6	6

* Employee provision relates to holiday pay accrual for all employees of Atlas Pacific Ltd plus all expatriate employees of PT Cendana Indopearls. There are no material accruals in relation to the 179 (2000 – 168) Indonesian employees of PT Cendana Indopearls.

	Consolidated		The Company	
	2001	2000	2001	2000
	$	$	$	$

17. CONTRIBUTED EQUITY

Issued and paid-up capital 78,557,959 ordinary shares (2000: 54,751,017 ordinary shares)	16,183,065	12,612,024	16,183,065	12,612,024
Reconciliation of Contributed Equity				
Balance at beginning of year	12,612,024	12,612,024	12,612,024	12,612,024
Shares issued				
23,806,942 (2000 – nil) convertible notes with 15 cent face value converted	3,571,041	-	3,571,041	-
Balance at end of year	16,183,065	12,612,024	16,183,065	12,612,024

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings. In the event of winding up of the Company, ordinary shareholders rank after all other shareholders and creditors and are fully entitled to any proceeds of liquidation. Note 20 gives details of the shares that are reserved for issuance under option.

18. ACCUMULATED PROFITS/(LOSSES)

Reconciliation of Retained Earnings				
Balance at beginning of year	(586,830)	(3,058,989)	(468,057)	(2,469,084)
Net profit attributable to members of the parent entity	4,150,770	2,472,159	4,261,809	2,001,027
Dividends Paid	(1,570,399)	-	(1,570,399)	-
Balance at end of year	1,993,541	(586,830)	2,223,353	(468,057)

19. DIVIDENDS

	Cents per Share	Total Amount	Date of Payment	Percentage Franked
Dividends paid and not provided for in previous years by the Company are:				
2001				
Interim Dividend	2.0	$1,570,399	5 Nov 2001	nil

File #
82 - 1852.

ATLAS PACIFIC LIMITED

A.C.N. 009 220 053

CORPORATE DIRECTORY

DIRECTORS

Stephen John **ARROW**

Walter Frederick **JAMES**
M.I.E. (Aust.), F.A.I.C.D.

Alexander McBride **KERR**
B.A., B.Sc. (Econ), M.A., Ph.D.

Admiral Raden Pandji **POERNOMO**

George Robert Warwick **SNOW**
B.Ec., F.A.I.C.D.

Joseph James Uel **TAYLOR**
B.Sc. (Biology), Ph.D.

COMPANY SECRETARY

Simon Charles Bunbury **ADAMS**
B.Bus, M.Acc, A.C.I.S.

REGISTERED OFFICE

6 Rous Head Road
North Fremantle WA 6159
(P.O. Box 291 North Fremantle WA 6159)

Telephone: (08) 9336 7955
Facsimile: (08) 9336 7966

Website: http://www.atlaspacific.com.au
E-mail: atlas@atlaspacific.com.au

AUDITORS

BDO
Chartered Accountants and Advisers
267 St. George's Terrace
Perth WA 6000

TAX ADVISORS

KPMG
152-158 St Georges Terrace
Perth WA 6000

BANKERS

Bank of Western Australia Ltd
108 St George's Terrace
Perth WA 6000

SHARE REGISTRY

Computershare (WA) Pty Ltd
Level 2,
45 St. George's Terrace
Perth WA 6000

HOME EXCHANGE

Australian Stock Exchange Limited
Exchange Plaza
2 The Esplanade
Perth WA 6000

OVERSEAS EXCHANGE

The NASDAQ Stock Market
1735 K Street, NW
Washington DC 20006-1500
United States of America

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES
CHAIRMAN'S REPORT

Dear Shareholder

The year 2001 has been, for Atlas Pacific, the best year yet. Last year I pointed to the advances that had been made as production targets and other performance measures exceeded current expectations. I believe it is true to say that while our expectations for 2001 were, as a consequence, high they were nevertheless exceeded once more. Our team in the field has again excelled itself.

Our Managing Director and CEO, Dr Joseph Taylor, who was previously our Project Director in the field, has dealt with operational matters in the activities and review of operations on pages 8-10 of this report. I shall confine my comments to the big picture – financial, political and corporate matters and the future direction of the Company as your Board sees it.

During the year, as I have pointed out in my quarterly shareholder updates, we harvested over 85,000 pearls for sale and we nucleated 238,000 oysters. The income derived from the sale of 65,890 of the Company's own pearls in 2001 amounted to $10.86 million which resulted in a net profit of $4.15 million, representing a 68% increase on that of the previous year.

In every facet of its operations your Company has made significant advances in the year 2001. The culmination of these efforts was the payment of our maiden dividend in November and the announcement in December by the Business Review Weekly that Atlas was in the top ten fastest-growing Australian companies for 2001, with a rate of growth of turnover of 141.2%.

Financial:

The December shareholder update provided actual financial aggregates for the year 2000 and some estimates for the years 2001 to 2004. These envisaged total annual revenue rising to approximately $26 million at the end of the period and annual net profit (after deducting tax, amortisation and interest) of approximately $12 million. Needless to say these estimates – depending as they do on assumptions as to the trend of pearl prices and projections of production and costs – are subject to change but we consider them to be reasonable, based as they are on our experience to date.

The Company is now in a sound financial position, with rising cash resources and poised to enable moves to be made in various directions should your Board consider this to be in the best interests of shareholders.

The encouraging results for the year just past have enabled us to pay our maiden dividend of 2c per share in November of last year as well as a final dividend for 2001 of 2c per share, franked to 1c which will be paid in April 2002. This we regard as an important milestone in the development of the company. Your Board was very pleased to be able at last to reward shareholders for their long wait. For some of you it has taken almost ten years for the company to develop from a small pilot project in West Timor to a fully-fledged, large, well-respected pearl farm in Papua (formerly Irian Jaya). The Board has already stated that it will to continue to make dividend payments of an amount and at a time that will be determined by its assessment of the most beneficial use of future capital resources.

	Cents per Share	Total Amount	Date of Payment	Percentage Franked
2000	Nil	Nil	N/A	nil

	2001 $	2000 $
Dividend Franking Account		
Class C (30%) franking credits available to shareholders of the Company for subsequent financial years	194,488	-

20. OPTIONS

	2001 Number	2000 Number
(a) Exercisable between 14 October 1999 and 14 October 2002 at 30 cents each		
Outstanding at beginning of year	8,062,500	8,062,500
Issued during the year	-	-
Exercised during the year	-	-
Outstanding at end of year	8,062,500	8,062,500
(b) Exercisable between 1 January 2001 and 31 December 2002 at 30 cents each.		
Outstanding at beginning of year	800,000	-
Issued during the year	-	800,000
Cancelled/Forfeited during the year	(275,000)	-
Outstanding at year end	525,000	800,000
(c) Exercisable between 1 January 2001 and 1 January 2003 at 42 cents each		
Outstanding at beginning of year	200,000	-
Issued during the year	-	200,000
Cancelled/Forfeited during the year	(200,000)	-
Outstanding at year end	-	200,000
(d) Exercisable between 1 January 2001 and 1 January 2003 at 34.5 cents each		
Outstanding at beginning of year	-	-
Issued during the year	170,000	-
Cancelled/Forfeited during the year	(170,000)	-
Outstanding at year end	-	-
Total number of options outstanding at year-end.	**8,587,500**	**9,062,500**

21. COMMITMENTS

The Company has entered into leases for office premises. Commitments for lease payments contracted for but not provided for are as follows:

	2001	2000
	$	$
Not longer than one year	35,000	35,707
1-2 years	26,250	20,829
	61,250	56,536

The amounts do not take into account rental reviews that are provided for in the lease contract or the renewal of property leases.

22. CONTINGENT LIABILITIES

There are no contingent liabilities that the Directors are aware of at the date of this report.

23. NOTES TO THE STATEMENT OF CASH FLOWS

23.1 Reconciliation of Cash

For the purposes of the statement of cash flows, cash includes cash on hand and in banks, and investments in money market instruments, net of outstanding bank overdrafts. Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the balance sheet as follows:-

	Consolidated		The Company	
	2001	2000	2001	2000
	$	$	$	$
Cash at bank (Note 7)	184,558	224,700	153,782	108,376
Bills of exchange (Note 7)	5,170,796	4,095,197	5,170,795	4,095,197
Cash per balance sheet	5,355,354	4,319,897	5,324,577	4,203,573
Short Term Deposits (Note 8)	230,254	135,159	230,254	135,159
Cash and Cash equivalents	5,585,608	4,455,056	5,554,831	4,338,732

23.2 Reconciliation of net cash from operating activities to Operating profit/(loss) after income tax

	Consolidated		The Company	
	2001	2000	2001	2000
	$	$	$	$
Operating profit after income tax	4,172,530	2,472,159	4,283,574	2,001,027
Inventories	(2,002,298)	(2,300,625)	(869,262)	(246,745)
Increase/(decrease) in interest accrual	(121,118)	(266,326)	(121,118)	(266,326)
Non cash changes in debtors and creditors	(1,405,097)	52,097	(1,393,344)	14,562
Purchase of unprocessed pearls	-	-	3,720,940	5,978,649
Provision for depreciation	699,606	912,425	10,617	14,594
Provision for employee entitlements	3,848	9,675	(8,182)	22,724
Amortisation of goodwill	249,858	249,858	-	-
Provision for investment in controlled entity	-	-	-	(2,514,866)
Project administration costs	-	-	-	(440,962)
Loss/(profit) on disposal of fixed assets	-	(524)	-	-
Increase/(decrease) in taxes payable	1,497,378	-	1,492,966	-
Foreign exchange differences	63,744	6,435	-	1,324
Net cash provided by/(used in) operating activities	3,158,451	1,135,174	7,116,191	4,563,981

23.3 Credit Facilities

The Company has no overdraft or credit facilities at 31 December 2001.

24. REMUNERATION OF DIRECTORS

	Consolidated		The Company	
	2001	2000	2001	2000
	$	$	$	$
Amounts received or due and receivable by Directors of the Company	524,108	412,777	274,350	396,881

Number of Directors of Atlas Pacific Limited whose remuneration was:	2001	2000	2001	2000
$10,000 to $19,999	3	4	2	3
$30,000 to $39,999	2	1	2	1
$40,000 to $49,999	1	1	1	1
$50,000 to $59,999	-	1	-	1
$110,000 to $119,999	1	-	1	-
$200,000 to $209,999	-	1	-	1
$210,000 to 219,999	1	-	-	-

25. RELATED PARTY TRANSACTIONS

Biron Capital Limited (formerly Biron Corporation Limited), a company in which Mr G.R.W. Snow is a substantial shareholder and Director, sub leased office space and provided administrative services to the Company on commercial terms during the last financial year. In the year ended 31 December 2001, an amount of $25,650 (9 months) was paid for these services (2000 - $41,061).

Admiral R.P. Poernomo received a fee on normal commercial terms of the equivalent of $30,736 (2000 - $21,001) for providing office facilities and administration services for the Indonesian subsidiary in Jakarta.

During the year, WF James & Associates Pty Ltd, a company which is associated with Mr. W.F. James, carried out consultancy work for the Company to the value of $16,500. These services were provided on commercial terms.

During the year, the Company entered into a lease agreement with Arrow Pearling Co Pty Ltd, a company of which Mr. S.J. Arrow is Managing Director and major shareholder, to sub-lease office space on commercial terms. This agreement commenced on 1 October and during the year, an amount of $8,750 was paid for this facility.

The Company entered into a Consultancy Agreement with Arrow Pearling Co Pty Ltd on 3 March 1992 under which staff of the economic entity are to be trained as pearl operation technicians at the Indonesian pearl farm. During the 2001 year, $297,886 (2000 - $187,964) was payable to this company as consulting fees. This agreement was entered into prior to Mr. Arrow becoming a Director of the Company. It was entered into on commercial terms.

The Company purchases pearls from P.T. Cendana Indopearls. These transactions are in the normal course of business.

During the year, sales of individual pearls of small quantities were made to some staff and Directors on normal commercial terms.

The aggregate number of shares, share options and convertible notes held directly, indirectly or beneficially in the Company by Directors or their director-related entities at 31st December is:

	2001 Number	2000 Number
Ordinary shares	18,256,693	14,436,045
Convertible Notes	-	4,858,581
Options – 14 October 2002	3,352,335	3,352,335
Options – 31 December 2002	200,000	200,000
Options – 1 January 2003	-	200,000

40,000 shares held by Directors were sold between the year ended 31 December 2002 and the date of this report.

	Consolidated		The Company	
	2001	2000	2001	2000
	$	$	$	$
26. REMUNERATION OF EXECUTIVES				
Income received or due and receivable by Australian based executive officers (including executive directors) of the economic entity, from all entities in the economic entity and any related entities.	353,483	390,425	143,400	206,125
The number of executive officers whose income was within the following bands				
$140,000 - $149,999	1	-	1	-
$180,000 - $189,999	-	1	-	-
$200,000 - $209,999	-	1	-	1
$210,000 – 219,999	1	-	-	-

27. REMUNERATION OF AUDITORS	Consolidated		The Company	
	2001	2000	2001	2000
	$	$	$	$
Amounts received or due and receivable by the auditors for:				
Auditing or reviewing financial statements				
Auditors of the Company	15,750	14,955	15,750	10,455
Other auditors	47,041	29,908	-	-
	62,791	44,863	15,750	10,455
Other Services				
Auditors of the Company	7,764	42,708	7,764	16,400
Other auditors	55,269	67,310	6,308	-
	63,033	110,018	14,072	16,400

28. SEGMENT REPORTING

a) Industry

The economic entity operates predominantly in the pearling industry. These operations comprise the production and sale of pearls.

b) Geographical

	Indonesia	Australia	Eliminations	Total
	$	$	$	$
2001				
Revenue outside the economic entity	266,111	11,069,873	-	11,335,984
Intersegment revenue	3,720,940	-	(3,720,940)	-
Total revenue	3,987,051	11,069,873	(3,720,940)	11,335,984
Segment operating profit/(loss)	(3,454,563)	7,876,953	-	4,422,390
Unallocated expenses				(249,856)
Operating profit after income tax				4,172,534
Segment assets	12,406,294	8,757,836		21,164,130
2000				
Revenue outside the economic entity	540,840	6,709,338	-	7,250,178
Intersegment revenue	5,978,769	1,568,498	(7,547,267)	-
Total revenue	6,519,609	8,277,836	(7,547,267)	7,250,178
Segment operating profit/(loss)	5,023,968	(2,301,951)	-	2,722,017
Unallocated expenses				(249,858)
Operating profit after income tax				2,472,159
Segment assets	11,584,387	5,560,214		17,144,601

29. CONTROLLED ENTITIES

	Percentage owned 2001	Percentage owned 2000	Place of Incorporation	Book value of Company's investment 2001 $	2000 $
Sharcon Pty Ltd	100%	100%	Australia	-	-
Tansim Pty Ltd	100%	100%	Australia	-	-
P.T. Cendana Indopearls	100%	100%	Indonesia	-	-
				-	-

The ultimate parent entity, Atlas Pacific Limited, is incorporate in Australia.

30. INTEREST IN JOINT VENTURE OPERATIONS

A controlled entity, P.T. Cendana Indopearls, has a 50% interest in the Cemerlang joint venture operations and the Kosuma Mutiara joint venture operation. The principal activity of these joint venture operations is the production of pearls from oysters supplied by P.T. Cendana Indopearls.

The economic entity's share of assets employed in these joint ventures is:

	2001 $	2000 $
CURRENT		
SGARAs	170,432	135,255
NON CURRENT		
SGARAs	55,290	148,934
	225,722	284,189

31. POST BALANCE DATE EVENTS

Subsequent to the year end, an auction was held by Pearlautore International in Sydney at which the outstanding stock of pearls at the year end, as well as pearls from a harvest which took place in January, were offered for sale. As a result of sales from this auction, as well as sales prior to and after this auction, nearly 42,700 pearls were sold which has realised sales revenue of $7.69 million. There are approximately 740 pearls remaining on hand.

Since the year end, a further 731,080 secured convertible notes have been converted to shares. The remaining 149,987 notes will be redeemed ($22,498) as a result of no election being made to convert them to shares by 23 March 2002.

In March 2002, a final dividend of two (2) cents per share, franked to one (1) cent, was announced. This dividend is payable in April 2002.

The results of significant operation activities are made available to shareholders and other interested parties through announcements to the Australian and NASDAQ Stock Exchanges.

32. AMOUNTS PAYABLE/RECEIVABLE IN FOREIGN CURRENCIES

The Australian dollar equivalents of unhedged amounts payable or receivable in foreign currencies, calculated at year end exchange rates, are as follows:

	2001	2000
	$	$
Amount receivable:		
Indonesian Rupiah	9,304	17,503
Japanese Yen	1,628,843	198,951
US Dollars	98,642	184,972
	1,736,789	401,426
Amounts payable:		
Indonesian Rupiah	(619,221)	(335,609)
US Dollars	(102,513)	(76,131)
	(721,734)	(411,740(

33. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

(c) Net fair value of financial assets and liabilities.

The net fair value of cash, cash equivalents and no-interest bearing monetary financial assets and liabilities approximates their carrying value.

(b) Interest rate risk

The economic entity's exposure to interest rate risk and the effective weighted average interest rate for each class of financial asset and financial liability is set out below. Exposures arise predominantly from assets and liabilities bearing variable interest rates as the economic entity intends to hold fixed rate assets and liabilities to maturity.

	Note	Weighted average interest rate	Floating Interest rate	Fixed Interest rate maturing in		Non interest bearing	Total
				1 year or less	1-3 years		
		%	$	$	$	$	$
2001							
Financial Assets							
Cash	7	4.41	175,379	5,170,796	-	9,179	5,355,354
Receivables	8	0.48	-	230,254	-	1,864,674	2,094,928
			175,379	5,401,050	-	1,873,853	7,450,282
Financial Liabilities							
Payables	14	0.00	-	-	-	(1,153,705)	(1,153,705)
Convertible notes	15	12.50	-	(136,596)	-	-	(136,596)
			-	(136,596)	-	(1,153,705)	(1,290,301)
Net Financial Asset/(Liabilities)			175,379	5,264,454	-	720,148	6,159,981

	Note	Weighted average interest rate	Floating interest rate	Fixed interest rate maturing in		Non interest bearing	Total
				1 year or less	1-3 years		
		%	$	$	$	$	$
2000							
Financial Assets							
Cash	7	6.40	211,518	4,095,197	-	13,182	4,319,897
Receivables	8	1.55	-	135,159	-	443,895	579,054
			211,518	4,230,356	-	457,077	4,898,951
Financial Liabilities							
Payables	14	0.00	-	-	-	(1,286,901)	(1,286,901)
Convertible notes	15	12.50	-	-	(3,703,201)	-	(3,703,201)
			-	-	(3,703,201)	(1,286,901)	(4,990,102)
Net Financial Asset/(Liabilities)			211,518	4,230,356	(3,703,201)	(829,824)	(91,151)

Reconciliation of net financial assets to net assets	Note	2001 $	2000 $
Net financial assets/(liabilities) as above		6,159,981	(91,151)
Non-financial assets & liabilities			
- Inventories	9	1,182,822	603,786
- SGARAs	10	9,707,267	8,284,004
- Property, plant & equipment	12	2,302,436	2,608,284
- Intangibles	13	499,717	749,576
- Tax liability/benefit (net)	5	(1,492,968)	-
- Provisions	15	(160,885)	(129,305)
Net assets per balance sheet		18,198,370	12,025,194

(c) Foreign Exchange Risk

The consolidated entity has entered into foreign exchange contracts to hedge certain anticipated sale commitments denominated in foreign currencies, particularly Japanese Yen. The terms of these commitments are not more than 12 months.

The consolidated entity's policy is to enter into forward foreign exchange contracts to hedge a proportion of foreign currency sales expected within the following 12 months. The amount of anticipated future sales is forecast in light of current conditions in foreign markets and experience in the pearling industry.

The following table sets out the gross value to be received under foreign currency contracts, the weighted average contracted exchange rates and the settlement periods of outstanding contracts for the consolidated entity.

	2001	2000	2001	2000
	Weighted average rate		**AUD**	**AUD**
Sell Japanese Yen				
Not later than one year	62.93	62.20	3,343,802	3,336,143

These forward exchange contracts are hedging anticipated sales that are due within 12 months. Any unrealised gains and losses on the hedging contracts, together with the costs of the contracts, will be recognised in the financial statements at the time the underlying transaction occurs. The gross unrecognised gains and losses on hedges of anticipated foreign currency sales are as follows:

	2001		2000	
	Gains AU$	**Losses AU$**	**Gains AU$**	**Losses AU$**
Not later than one year	205,610	-	150,082	78,364

(d) Credit risk exposure

The credit risk on financial assets of the economic entity which have been recognised on the balance sheet, other than investments in shares, is the carrying amount, net of any provision for doubtful debts. The consolidated entity minimises concentration of credit risk by undertaking transactions with a large number of customers and counterparties in various countries.

Credit risk on off-balance sheet derivative contracts is minimised as counterparties are recognised financial intermediaries with acceptable credit ratings determined by a recognised rating agency.

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES

DECLARATION BY DIRECTORS

In the opinion of the Directors:

(a) the financial statements set out on pages 15 to 42:

i) give a true and fair view of the consolidated entity's financial position as at 31 December 2001 and the performance as represented by the results of its operations and its cash flows for the year ended on that date; and

ii) are in accordance with the Corporations Act 2001 and comply with Accounting Standards and the Corporations Regulations, and other mandatory professional reporting requirements; and

(b) at the date of this declaration there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the directors by:

Signed in accordance with a resolution of the Directors



A.McB. KERR
Director

28 March 2002
Perth, Western Australia

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF ATLAS PACIFIC LIMITED

SCOPE

We have audited the financial report of Atlas Pacific Limited for the financial year ended 31 December 2001 as set out on pages 15 to 43. The financial report includes the consolidated financial statements of the consolidated entity comprising the Company and the entities it controlled at the year's end or from time to time during the financial year. The Company's Directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the disclosing entity.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion as to whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements and statutory requirements so as to present a view which is consistent with our understanding of the disclosing entity's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

AUDIT OPINION

In our opinion, the financial report of Atlas Pacific Limited is in accordance with:

(a) the Corporations Act 2001, including:
  (i) giving a true and fair view of the Company's and consolidated entity's financial position as at 31 December 2001 and of their performance for the year ended on that date; and
  (ii) complying with Accounting Standards and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements.

BDO
Chartered Accountants



GF. BRAYSHAW, FCA
Partner

28 March 2002
Perth, Western Australia